February 11, 2010

VIA COURIER AND EDGAR

	Re:	Doral Financial Corporation Amendment No. 2 to Registration Statement on Form S-4 File No. 333-163917
Justin Dobbie, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 7010
Washington, D.C. 20549
Dear Mr. Dobbie:
          On behalf of Doral Financial Corporation (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced amendment (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”), marked to show changes from the Registration Statement as filed on January 27, 2009. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.
          Furthermore, we are providing the following responses to your comment letter, dated February 5, 2010, regarding the Registration Statement. To assist your review, we have set forth the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.
Amendment No. 1 to Registration Statement on Form S-4
General
1.	We note your response to comment 1 in our letter dated January 13, 2010 and we reissue that comment in part. To the extent the company intends to terminate the Section 12(g) registration of any series of the subject securities, please revise to state this intention and disclose the effects such a termination may have on holders who elect not to participate in the exchange offer.

The Company respectfully advises the Staff that the Company does not intend to terminate the Section 12(g) registration of any series of preferred stock subject to the exchange offer.

Securities and Exchange Commission	-2-	February 11, 2010
2.	If you intend to request that the effective date of the registration statement be accelerated before you are required to update your financial statements and related information, please confirm that you will disclose all known, material financial results for the fourth quarter of 2009.

The Company respectfully advises the Staff that it expects to update its financial statements and related information once the Company’s 2009 financial statements have been completed and prior to requesting that the effective date of the Registration Statement be accelerated. In response to the Staff’s comment, the Company has revised its disclosure under the captions “Summary—Recent Developments” and “Management’s discussion and analysis of financial condition and results of operations” to include the Company’s material financial results for the fourth quarter and year ended December 31, 2009.
Executive Compensation, page 231
3.	We note your response to comment 9 in our letter dated January 13, 2010 and we reissue that comment. Please revise to include executive compensation disclosure for the 2009 fiscal year. We note, in that regard, that the company does not appear to be eligible to incorporate information by reference in accordance with General Instruction B.1 to Form S-4.

The Company respectfully advises the Staff that while certain executive compensation information regarding the 2009 fiscal year can be determined at present, bonus compensation, if any, in respect of its 2009 fiscal year has not yet been determined and will not be determined until the Company’s 2009 financial statements have been substantially completed. The Company respectfully advises the Staff that the comprehensive information in respect of the 2009 fiscal year responsive to Item 402 of Regulation S-K will be included in a subsequent pre-effective amendment to the Registration Statement.
* * * * *
          Please do not hesitate to call Rhett Brandon (212-455-3615) or Arjun Koshal (212-455-3379) with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.
Very truly yours,
/s/ SIMPSON THACHER & BARTLETT LLP
SIMPSON THACHER & BARTLETT llp

cc:	Securities and Exchange Commission Michael R. Clampitt, Esq.

Doral Financial Corporation Enrique R. Ubarri, Esq. Robert E. Wahlman Christopher C. Poulton